August 19, 2013

Jeffrey P. Riedler

Securities and Exchange Commission

100 F Street, N.E. (address is not on letterhead)

Washington, DC 20549

Re:	Vaccinogen, Inc.
Registration Statement on Form 10-12(g)
Filed July 5, 2013
File No. 000-54997

Dear Mr. Riedler:

On behalf of our client, Vaccinogen, Inc., a Maryland corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10 originally filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2013 (the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated August 1, 2013 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response: The Staff’s comment is noted. The Company will not be withdrawing the Registration Statement at this time.

2. Please note that where we provided examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

1900 Main Street | Suite 300 | Irvine, CA 92614

Phone 949.861.3321 | Fax 949.861.3324

Email info@indegliacarney.com | www.indegliacarney.com

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Response: The Staff’s comment is noted.

Cover Page, page 1

3. Please include the registrant’s I.R.S. Employer Identification Number on the cover page as required by Form 10.

Response: Per the Staff’s comment, the IRS Employer Identification Number has been included on the cover page.

Item 1. Business

Agreements with Intracel Holdings Corporation, pages 2-3

4. Please disclose all material obligations under the Organon agreement between Organon Teknika and Intracel that you have now assumed. Be sure to discuss all material terms of this agreement to the extent that they now apply to you.

Response: Per the Staff’s comment, the requested disclosure has been included under this section.

Vaccines in Immunotherapy of Cancer, pages 4-5

5. We note the following statement in this section: “They point out that ideally the target should be tumor-specific and that ‘it is important….’” To the extent that you use direct quotations here and elsewhere from outside sources, please be sure to clearly indicate the source of the quote.

Response: Per the Staff’s comment, the source of the quote has been identified.

6. Please define the term “antigen” the first time it is used and explain the significance of antigen discovery in cancer research.

Response: Per the Staff’s comment, the requested disclosure has been included under this Section.

7. We note the following statement: “In addition, by using the patients’ primary tumor resected at surgery as the source of the antigens, embraces the heterogeneity of cancer cells.” Please revise this sentence to clarify its meaning.

Response: Per the Staff’s comment, the sentence has been revised to clarify its meaning.

8. Please define the terms “heterogeneous” and “homogenus” as they apply to cancer. Please additionally expand on the significance of your conclusion that cancer is a heterogeneous as opposed to homogenous disease.

Response: Per the Staff’s comment, the requested additional disclosure has been included in this section.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

9. Please define the term “surgical resection” at its first use in this section.

Response: Per the Staff’s comment, the requested additional disclosure has been included in this Section.

10. We note your statement that “Consequently, with polyvalent cancer vaccines, a robust and therapeutic immune response cannot be provided by allogeneic cells or even a relatively minor component of ‘off the shelf’ common antigens.” Please separately define the terms polyvalent and allogeneic and clarify the significance of this statement. Please also define the term “autologous” the first time it is used in this action.

Response: Per the Staff’s comment, the requested additional disclosure has been included in this section.

11. Please revise your statement regarding the widely recognized heterogeneity of cancer, in light of the uncertainty with respect to the homogeneity versus heterogeneity considerations described at page 4 of the registration statement.

Response: Per the Staff’s comment, the above statement has been revised as requested.

OncoVAX Overview, page 5

12. Please expand on the discussion of OncoVAX to explain how it is administered to patients. For example, by what route is the vaccine administered, and how soon is it available to patients after surgical removal of the tumors?

Response: Per the Staff’s comment the discussion of OncoVAX has been expanded to explain how it is administered to patients.

OncoVAX Clinical Trials in Colon Cancer Patients, page 6

13. Please define the terms “adjuvant therapy” and “immunogenicity” at their first use in this section.

Response: Per the Staff’s comments, the above referenced terms have been defined at their first use in this section.

14. Please explain what the acronym BCG refers to.

Response: Per the Staff’s comment, the acronym BCG has been explained.

Phase IIIa Trial 8701, page 8

15. Please eliminate your referencing to the “proceeds from this offering” on this page, as this registration statement does not relate to an offering.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Response: Per the Staff’s comment, the reference to “proceeds from this offering” has been deleted.

16. Please revise your disclosure to indicate what a p-value of 0.0015 on a log rank and 0.008 on a five year event free analysis indicate about the statistical significance of the Phase IIIa Trial for OncoVAX.

Response: Per the Staff’s comment, the disclosure has been revised as requested.

Planned Trials – Stage II Colon Cancer, Phase IIIb Trial, page 13

17. Please define your use of the phrase “best of breed” team and explain how you seek to organize such a team to conduct the Phase IIIb trial.

Response: Per the Staff’s comment, the disclosure has been revised to delete “best of breed” and inserted in lieu thereof “team of expert consultants and in-house managerial staff.” Additional disclosure has also been included to discuss how such a team is being assembled.

18. Please disclose whether you or a third party has filed an investigational new drug (IND) application for OncoVAX or a related compound. If an IND has been filed, please disclose the identity of the filer and the date the application was filed. Alternately, if no IND has been filed, please explain why.

Response: Per the Staff’s comment, additional disclosure relating to the filed IND application has been included.

19. Please clarify that the primary endpoint of the planned Phase IIIb trials is a statistically significant improvement in recurrence-free survival.

Response: Per the Staff’s comment, the Amendment clarifies that the primary endpoint of the planned Phase IIIb trials is a statistically significant improvement in recurrence-free survival.

Planned Trials – Phase I/II Trial in Stage III Colon Cancer, page 14

20. Please provide a heading for your table at page 14 which identifies the information presented in the table. Please also consider using a larger font for the other headings of the table as they are difficult to read.

Response: Per the Staff’s comment, a heading for the table has been included and a more readable table has been inserted as well.

Human Monoclonal Antibodies (“HuMabs”) Program, page 15

21. Please define the term monoclonal antibody the first time is used in this section.

Response: Per the Staff’s comment, the term monoclonal antibody is defined at first use in this section.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

22. Please explain what “attractive IP benefits” are associated with monoclonal antibody technologies as compared to small molecule treatments.

Response: Per the Staff’s comment, the requested disclosure has been included.

Competitive Advantage, page 16

23. Please define the phrase “high avidity binding potential” and explain how this factor represents a competitive advantage.

Response: Per the Staff’s comment, the requested disclosure has been included.

Fully Human Monoclonal Antibodies, page 17

24. Please revise your disclosure to discuss the difference between fully human and humanized HuMabs.

Response: Per the Staff’s comment, the disclosure has been revised as requested.

Immune Libraries, pages 17-19

25. In light of the considerable uncertainty surrounding your HuMab research and development program, the fact that your product candidate is still in clinical trials, and your lack of prior experience with commercialization, please remove the table at page 19 with respect to forecasted licensing for HuMabs. In the alternative, please provide a reasonable basis for the forecasts provided.

Response: Per the Staff’s comment, the table has been removed as requested.

26. We note your statement on page 19 that the European Medicines Agency has declared fully HuMabs safe. Please revise you disclosure to explain how and when the EMA’s statement was made. In addition, please explain the significance of the EMA’s statement that “treatments could not be given sooner than once a month.”

Response: Per the Staff’s comment, the disclosure has been revised as requested.

Colon Cancer Commercial Market Opportunity, page 21

27. Please indicate the source of the data included in the chart on page 21 or delete it from the registration statement.

Response: Per the Staff’s comment, the chart has been deleted.

OncoVAX Market Penetration Assumption, pages 24-25

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

28. Given the uncertainty surrounding your future ability to commercialize your product candidate, please remove the chart on page 25 showing market penetration and eliminate the discussion of your product’s market penetration assumptions on page 24. Alternatively, please provide a reasonable basis for your assumptions in this section. For example, if your data in this section are supported by your own marketing study, please disclose that fact in this section and the specific findings of the study.

Response: Per the Staff’s comment, the chart on page 25 showing market penetration and eliminate the discussion of your product’s market penetration assumptions on page 24 have been removed.

OncoVAX Pricing, page 25

29. We note your disclosure regarding the anticipated pricing for OncoVAX. Please revise your disclosure to explain how you reached this estimate. In this regard, please explain how you used Provenge as a benchmark and why the use of Provenge provides a reasonable basis to determine the anticipated pricing for OncoVAX.

Response: Per the Staff’s comment, the disclosure has been revised as requested.

Stage III Colon Cancer Opportunity, page 26

30. Please delete the reference in this section to “use of proceeds from this offering,” as this registration statement does not relate to an offering.

Response: Per the Staff’s comment, the reference to “use of proceeds from this offering” has been deleted.

2015-2016: Costs to Commercialize

Revenues, page 28

31. We note that your revenue projections make significant assumptions as to the likely commercialization of OncoVAX, your ability to market and sell OncoVAX, and the likelihood of entering related manufacturing and distribution partnerships. These assumptions diminish the value of the forecasts provided. As such, please remove these forecasts from your disclosure in light of the significant uncertainties and risks involved in the development OncoVAX and, in particular, in consideration of the fact that OncoVAX may never obtain regulatory or marketing approval.

Response: Per the Staff’s comment, the forecasts have been removed.

Supplies, page 28

32. We note that Organon Teknika supplies you with a key product used in processing OncoVAX. Please describe all material terms of the supply agreement between you and Organon Teknika and file the agreement as an exhibit to the Form 10.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Response: The Company’s agreement with Organon Teknika expired in December 2010. Accordingly, it has not been filed as an exhibit. As stated in the Registration Statement, the Company currently has enough BCG on hand to conduct its Phase IIIb clinical trials. The Company has also included additional language clarifying that no formal supply agreement is currently in place.

Manufacturing Costs, page 28

33. We note disclosure on page 27 stating that you own a manufacturing facility in the Netherlands that “will process all tumors for the planned clinical trials.” Please disclose in your discussion of manufacturing how your product candidate, the OncoVAX vaccine, is manufactured. If a third party manufactures or will manufacture your product candidate, please disclose the fact here, describe all material terms of any related agreement, and file the agreement as an exhibit to the Form 10.

Response: Per the Staff’s comment, the requested additional disclosure has been included. Please note that the Company intends to manufacture its product candidate and thus no additional agreement is being filed.

Intellectual Property, page 29

34. We note your statement that “sterility will be required for any product to reach the US market… [t]his could result in a regulatory barrier to entry to competitors.” Please clarify the meaning of this statement and explain its significance to your intellectual property.

Response: Per the Staff’s comment, additional disclosure has been included to clarify this statement and explain its significance.

35. We note you hold two U.S. patents relating to OncoVAX and that one of them relates to sterility. Please revise your disclosure to clarify what exactly these patents cover and the type of protection they offer. For example, do they offer composition-of-matter or method-of-use protection, and do they cover the entirety of the product candidate or part of it? We also note that the patent relating to sterility expires in 2025. Please disclose the expiration date for the other U.S. patent.

Response: Per the Staff’s comment, the requested additional disclosure has been included.

36. Please disclose in this section all material terms of the Patent Security Agreement between you and the Abell Foundation. Please include a complete discussion of the provisions under which you may default and lose ownership of your intellectual property.

Response: Per the Staff’s comment, the requested additional disclosure has been included.

37. Similarly, we note your risk factor disclosure on page 39 stating that Organon has a security interest in your intellectual property and that you have not made certain required payments to Organon. Please explain how your failure to make these payments doe not amount to a default, and identify the conditions under which you could default and trigger forfeiture of your intellectual property to Organon.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Response: Per the Staff’s comment, the requested additional disclosure has been included. Specifically, disclosure has been included explaining that the Company has a 45-day cure period upon receiving written notice of its payment default before forfeiture of its intellectual property. To date, the Company has never received any written notice of its payment default.

Competition, page 30

38. Please describe in this section any competing therapies of which you are aware, either existing or in development, for treatment of Stage II and Stage III colon cancer.

Response: Per the Staff’s comment, the requested additional disclosure has been included.

FDA Approval Process, page 31

39. Please expand the discussion of the FDA regulatory scheme. Specifically, please include definitions and explanations of Investigational New Drug (IND) applications, Special Protocol Assessments (SPAs), and Biologics License Applications (BLAs).

Response: Per the Staff’s comment, the requested additional disclosure has been included.

Taxes, pages 36

40. We note you have not filed any U.S. tax returns since 2007. Please disclose your current total U.S. tax liability outstanding in this section, including any related penalties.

Response: Per the Staff’s comment, the requested additional disclosure has been included.

Item 1A. Risk Factors

“We have a history of significant losses from continuing operations…,” page 37

41. Please revise this risk factor to quantify the amount of cash on hand, the amount of expenses incurred in the last fiscal year, your total outstanding debt, and how much you expect your annual expenses to increase as a result of your reporting obligations once this registration statement is effective.

Response: Per the Staff’s comment, the risk factor has been revised as requested.

“If an event of default is declared under agreements with Organon…,” page 39

42. Please revise your risk factor to provide a brief description of your obligations under your agreement with Organon Teknika and the circumstances that would constitute an event of default under your agreement.

Response: Per the Staff’s comment, this risk factor was revised as requested.

“If an event of default is declared under our security agreements with the Abell Foundation…,” page 40

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

43. Please revise your risk factor to provide a brief description of your obligations under your agreement with the Abell Foundation and the circumstances that would constitute an event of default under your agreement.

Response: Per the Staff’s comment, this risk factor was revised as requested.

“We depend on key personnel for our continued operations…, “ page 39

44. You reference that fact the loss of one or more certain key personnel would be significantly detrimental to you. Please expand the discussion to disclose instances in which you have actually experienced this risk and the circumstances involved. For example, it appears that you lost a Chief Executive Officer in June 2012.

Response: Per the Staff’s comment, this risk factor was expanded as requested.

“You may not be able to liquidate your investment…,” page 51

45. Please disclose under this risk factor the tier of the OTC Markets on which your common stock is currently listed.

Response: Per the Staff’s comment, the tier under which the Company’s common stock is currently listed has been included (OTC Pink).

“The requirements of being a public company may strain our resources…,” page 55

46. Please include a separate risk factor indicating any risks to your business posed by tax laws and regulations, whether U.S. or foreign, and specifically disclose the fact that you are currently delinquent on taxes owed to the U.S., including the total amount.

Response: Per the Staff’s comment, a new risk factor has been included which specifically states that the Company is delinquent on U.S. taxes including the total amount.

Item 2. Financial Information

Management’s Discussion and Analysis

Overview, page 56

47. We note your statement on this page that you are a biotechnology company with more than three decades of research into combating cancer. Please revise this statement to clarify that Vaccinogen was founded in 2007 and relies on such prior research to further develop its product candidates.

Response: Per the Staff’s comment, the above statement was revised as requested.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Critical Accounting Policies

Intangible Assets, page 60

48. Please expand your disclosure regarding your view of impairment of the cost of acquired patents associated with OncoVax® to be used in research and development and the commercialization cancer related vaccines, to disclose:

•	The carrying value at December 31, 2012;

•	Whether your review is done by individual patent or in the aggregate, and your rationale therefore;

•	The last date at which events or changes in circumstances indicated that the carrying value may not be recoverable, the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the patents at that date and the significant assumptions in determining those cash flows; and

•	If the date in the preceding bullet was other than the latest date for which a balance sheet is presented in the filing, disclose why you believe in the circumstances discussed in ASC 360-10-35-21.e. were not present at the latest balance sheet date presented.

Response: Per the Staff’s comment, the disclosure under this section has been expanded as requested.

Future Liquidity & Needs, page 69

49. Please briefly describe the terms of the “Unit offering” referenced here, including how and when these funds may be available to the company.

Response: Per the Staff’s comment, the terms of the Unit offering have been described, including when the funds may be available to the Company.

50. Please provide management’s estimate as to how long the company can continue operations with current cash on hand. Please additionally provide the company’s rate of negative cash flow per month in this section.

Response: Per the Staff’s comment, management’s estimate as to how long the company can continue operations with current cash on hand and the company rate of negative cash flow per month has been included in this section.

Contractual Obligations, page 69

51. We note your inclusion of lease obligations for 2013 in this table. Please include all of the company’s relevant contractual obligations, including current debt obligations, in the tabular format required under Item 303(a)(5) of Regulation S-K.

Response: Please note that the Company is a smaller reporting company and as such the Company respectfully contends that the disclosure under Item 303(a)(5) of Regulation S-K is not required.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Item 5. Directors and Executive Officers, page 73

52. We note that some of your directors and executive officers appear to have relationships with your current affiliates. For example, we note that Dr. Hanna was Chairman and Chief Scientific Officer of Intracel and Chief Operating Officer of Organon Teknika, while Mr. Kane is currently on the board of Intracel. For each instance in which a director or executive officer has or has had such a relationship, please clearly identify the relevant company as an affiliate as required by item 401(e) of Regulation S-K. In addition, please ensure disclosure is clear regarding whether the relationship with such affiliates has ended or is ongoing.

Response: Per the Staff’s comment, the disclosure has been revised to clearly identify any relevant company as an affiliate as required under item 401(e) of Regulation S-K and to make clear whether any relationship with any affiliate has ended or is ongoing.

53.         Please expand Mr. Cohen’s biography to include the name and principal business of the organizations for which he has worked over the last five years as required by Item 401(e) of Regulation S-K.

Response: Per the Staff’s comment, Mr. Cohen’s biography has been expanded as requested.

Involvement in Certain Legal Proceedings, page 75

54. Please confirm in this section whether any director or executive officer has experienced any of the applicable events under Item 401(f) of Regulation S-K in the past ten years.

Response: Per the Staff’s comment, the Company has confirmed that no director or executive officer has experienced any of the applicable events under Item 401(f) of Regulation S-K in the past ten years.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information, pages 82-83

55. We note your disclosure that your stock trades on the OTC Markets and you plan to upgrade your tier to OTC.QB once this Form 10 becomes effective. Please disclose the current tier of the OTC Markets on which your common stock is listed.

Response: Per the Staff’s comment, the Company has disclosed its current tier (OTC Pink) on which its common stock is listed.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Item 10. Recent Sales of Unregistered Securities, pages 85-91

56. For each sale of securities listed in this section, please briefly state the facts relied upon to make the relevant exemption available as required under Item 701(d) of Regulation S-K.

Response: Per the Staff’s comment, the facts relied upon to make the relevant available have been briefly stated for each sale of securities listed in this section, as required under Item 701(d) of Regulation S-K

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

57. As required by Rule 2-02(a) of Regulation S-X, please revise the auditor’s report to include a signature. Please refer to Rule 232.302 of Regulation S-T, which discusses signatures in electronic filings.

Response: Per the Staff’s comment, the auditor’s report has been revised to include a signature.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Inventory, page F-12

58. Based on your disclosure that inventory primarily consists of a product used in creating vaccines using the OncoVAX® technology platform, you appear to capitalize products in inventory prior to regulatory approval. Please explain to us how this accounting policy complies with GAAP. Include specific references to any applicable authoritative literature that supports this treatment.

Response: The Company is entering Phase IIIb of its clinical trials and needs to have sufficient quantities of inventory on hand in anticipation of use in the clinical trials and if any inventory remains, use in commercial sales of our product, OncoVAX.

The inventory on the books meets the definitions of ASC 730-10-25-2, regarding Research Development related inventory.   This ASC states that the cost of materials (including from normal inventory) that are acquired for research and development activities and that have alternative future uses, including other research and development projects, shall be capitalized as tangible assets when acquired and is expensed as Research & Development as utilized.

The Company believes that the inventory is properly capitalized as they have probable future economic benefit. The main purpose of the Company's inventory is for research and development. Since it is a pre-revenue biotech company, the Company is constantly researching and developing (particularly its final development of OncoVAX for treatment of colon cancer, to obtain the final FDA approval to market and sell their product. A significant amount of inventory is used for the main product.  The inventory will also have other alternative future uses and can be used in other research projects using OncoVax to treat renal cancer and other carcinomas.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Financial Instruments

Derivative Financial Instruments, page F-15

59. Please revise your disclosure to discuss your rationale for classifying the Bridge Loan as a derivative financial instrument. Include a discussion of the specific assumptions used in determining the fair value of this liability.

Response: In response to the Staff’s comment, the disclosure has been revised to include the Company’s rationale for classifying the Bridge Loan as a derivative financial instrument and includes a discussion of the specific assumptions used in determining the fair value of this liability

4. Agreements with Intracel, page F-16

60. Please revise your disclosure to include a discussion of your accounting treatment of the series of events starting with your October 2007 License Agreement, the Asset Transfer and Stock Exchange Agreement in June 2010, and the issuance of additional Series B preferred stock in December 2010. Include in your disclosure the significant factors, assumptions, and methodologies used in determining the value of each transaction. Tell us your basis under GAAP to support the accounting of each transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include a discussion of its accounting treatment of the series of events starting with its October 2007 License Agreement, the Asset Transfer and Stock Exchange Agreement in June 2010, and the issuance of additional Series B preferred stock in December 2010, including the significant factors, assumptions, and methodologies used in determining the value of each transaction and the basis under GAAP to support the accounting of each transaction

Notes to Unaudited Condensed Consolidated Financial Statements

9. Fair Market Measurements

Abell Option, page F-60

61. Please expand your disclosure to include a discussion of the significant assumptions and the methodology used in determining the fair value of the option. Disclose why the fair value of the option is greater than the $5 million of common stock to be acquired under the agreement.

Response: Per the Staff’s comment, the requested disclosure has been included in the note to the Company’s unaudited financial statements for the period ended June 30, 2013.

Jeffrey P. Riedler

Securities and Exchange Commission

August 19, 2013

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the responses provided. You can contact the undersigned at (949) 679-9560. Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney
/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:        Vaccinogen, Inc.